FORM 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of March 2010

Commission File Number   000-21968

BRAZAURO RESOURCES CORPORATION
16360 Park Ten Place, Suite 217
Houston, TX 77084

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F         Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

EXHIBIT INDEX

Exhibit No.            Description

99.1                         Material Change Reported dated March 3, 2010

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 3, 2010	BRAZAURO RESOURCES CORPORATION /s/ Mark E. Jones, III Mark E. Jones, III Chairman

EXHIBIT 99.1

Form 51-102F3

Material Change Report

Item 1	Name and Address of Company

Brazauro Resources Corporation (the “Company”)

16360 Park Ten Place, Suite 217, Houston, Texas 77084

Item 2	Date of Material Change

March 3, 2010

Item 3	News Release

Issued March 3, 2010 and distributed through the facilities of CanadaNewswire and PR wire.

Item 4	Summary of Material Change

The Company announced that the Preliminary Economic Assessment for the Company's 100%-owned Tocantinzinho property, conducted by NCL do Brazil Ltda., has been filed and is available on SEDAR and at the Company's website, www.brazuaroresources.com.

Item 5	Full Description of Material Change
5.1	Full Description of Material Change

Please see the attached news release.

5.2	Disclosure for Restructuring Transactions

Not applicable.

Item 6	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7	Omitted Information

No information has been omitted on the basis that it is confidential information.

Item 8	Executive Officer
Contact: Telephone:	Mark E. Jones III, Chairman and CEO (281) 579-3400
Item 9	Date of Report

March 3, 2010

Brazauro
RESOURCES CORPORATION

March 3, 2010 **Trading Symbol: BZO-TSX.V**

Brazauro Files 2010 Preliminary Economic Assessment For Tocantinzinho Property

Results of Resource Update and Engineering Development Confirm Strong Economic Potential for Flagship Gold Resource

HOUSTON, TX – Brazauro Resources Corp. (TSX.V: BZO), a pure-play Brazilian gold exploration company, today announced that the Preliminary Economic Assessment ("PEA") for the Company's 100%-owned Tocantinzinho property, conducted by NCL do Brazil Ltda., has been filed and is available at www.sedar.com and at Brazauro's website, www.brazauroresources.com.

The PEA is based on drilling completed through September 2009 as well as a significant body of engineering and cost estimation. It concludes that the 44,525-hectare Tocantinzinho property in the underexplored Tapajós region of Brazil offers compelling economics and earnings potential for Brazauaro shareholders.

The key results of the 2010 PEA and comparable figures from 2007 were initially announced on February 2, 2010 and include:

	2007 PEA	2010 PEA
Gold Price/Oz	$550/$900	**$900**
Oz Produced	1.597M	**1.735M**
Average Production Oz	123,000/YR	**145,000/YR**
Operating Cash Cost/Oz	$353	**$490**
Initial CAPEX	$128M	**$239M**
LOM CAPEX	$27M	**$83M**
Payback Period	8.25 YRS	**6.25 YRS**
IRR	9.6%/34.2%	**11.9%**
0% NPV	$120M/$580M	**$297M**
5% NPV	$42M/$357M	**$129M**

Brazauro noted potential increases in value as follow:

- Brazauro management applied its project development skills and commercial contacts to the PEA results to analyze the project's sensitivity to power costs of $0.045/kWhr and unit mining costs of $1.34/tonne – as compared with the PEA assumptions of $0.095 and $1.44, respectively. Management believes both costs are achievable and would result in a cash cost of $432/ounce, post-tax IRR of 15.7%, and a 5% NPV of $198 million.
- An average gold price of $1100 per ounce increases the internal rate of return to 20.6% with net present values of $585 million at a 0% discount rate and $328 million at 5%.

"Completion of this PEA for Tocantinzinho is an important milestone in bringing this highly promising deposit in to production. While drilling is continuing on the property the PEA results confirm the viability and potential of the project," said Brazauro President and COO Jim Komadina.

About Brazauro:

Brazauro Resources is an established and well-financed gold exploration company focused on high-potential properties in the Tapajós region of Brazil. As well as its most advanced property, Tocantinzinho, Brazauro is also actively exploring other properties including the nearby Bom Jardim, Piranhas, Água Branca and Andorinhas projects. The Company's shares are listed on the TSX Venture Exchange under the symbol BZO-V. Further information is available at www.brazauroresources.com

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For further information, please contact:

Brazauro Resources Corporation

James Komadina
President and Chief Operating Officer
719-330-4477

Mark Jones III
Chairman and CEO
281-579-3400

Media contact:
John Lute
Lute & Company
416-929-5883

info@brazauroresources.com

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release. No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein.

Forward-Looking Statements

Certain statements contained in this press release may constitute forward-looking statements under Canadian securities legislation which are not historical facts and are made pursuant to the "safe harbour" provisions under the United States Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based upon the Company's reasonable expectations and business plan at the date hereof, which are subject to change depending on economic, political and competitive circumstances and contingencies. Readers are cautioned that such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause a change in such assumptions and the actual outcomes and estimates to be materially different from those estimated or anticipated future results, achievements or position expressed or implied by those forward-looking statements. Risks, uncertainties and other factors that could cause the Company's plans to change include changes in demand for and price of gold and other commodities (such as fuel and electricity) and currencies; changes or disruptions in the securities markets; legislative, political or economic developments in Brazil; the need to obtain permits and comply with laws and regulations and other regulatory requirements; the possibility that actual results of work may differ from projections/expectations or may not realize the perceived potential of the company's projects; risks of accidents, equipment breakdowns and labour disputes or other unanticipated difficulties or interruptions; the possibility of cost overruns or unanticipated expenses in development programs; operating or technical difficulties in connection with exploration, mining or development activities; the speculative nature of gold exploration and development, including the risks of diminishing quantities of grades of reserves and resources; and the risks involved in the exploration, development and mining business. The Company disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise.